

Mail Stop 4720

July 19, 2016

Graham Lumsden
Chief Executive Officer and Director
Motif Bio plc
125 Park Avenue
25th Floor, Suite 2622
New York, NY 10011

> **Re: Motif Bio plc**
> **Registration Statement on Form F-1**
> **Filed July 13, 2016**
> **File No. 333-212491**

Dear Mr. Lumsden:

We have reviewed your letter dated July 12, 2016 and the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

If We Or Any Of Our Future Licensors Are Unable To Obtain And Maintain Effective IP Rights…, page 29

1.   We note that you revised your disclosure on page 29 to state that you own one patent related to iclaprim which is scheduled to expire December 2, 2016. To the extent material to your business, please provide a description of this patent under the Intellectual Property heading on page 89, including the type of patent protection (such as composition of matter, use or process), the applicable jurisdiction and your proposed response to the impending loss of protection. Please also discuss any potential material adverse effects of the patent expiration, to the extent applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations And Other Commitments, page 69

2.   We note your revised disclosure on page 70 that you do not believe you are a successor in interest to the Hoffman-La Roche/Arpida Agreement, which could require you to pay royalties on net sales of your iclaprim product. We also note your disclosure on page 23 that you do not believe that Nuprim or the party for which it was a successor in interest was assigned the Hoffman-La Roche/Arpida Agreement. Please tell us supplementally how you came to this conclusion and why you think it is unlikely that your iclaprim product would fit the factors requiring payment. Please also tell us whether any of your rights to iclaprim, including know-how and patent rights, would be implicated if you are not a successor in interest to the Hoffman-La Roche/Arpida Agreement.

Exhibit Index

3.   Please include a list briefly identifying the contents of all omitted schedules in Exhibit 2.1., together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Aron Izower
Reed Smith LLP